Exhibit 12.1

ING U.S., Inc.

Ratio of Earnings to Fixed Charges

($ in millions)	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Income (loss) from continuing operations before provision for income tax	$(214.3)	$606.0	$277.8	$37.8	$(1,108.6)	$(8,041.9)
Less: Undistributed income (loss) from investees	6.0	9.0	(16.4)	9.7	(73.0)	(272.4)
Less: Net income (loss) attributable to non-controlling interest that have not incurred fixed charges	(7.3)	95.9	143.9	67.1	(172.9)	(5.8)

Adjusted earnings before fixed charges(1)	$(213.0)	$501.1	$150.3	$(39.0)	$(862.7)	$(7,763.7)
Add: fixed charges
Interest and debt issue costs(2)(3)	81.2	260.1	207.7	274.0	385.5	426.6
Estimated interest component of rent expense	2.2	9.3	10.6	11.3	13.8	12.9

Total fixed charges excluding interest credited to policyholder account balances	$83.4	$269.4	$218.3	$285.3	$399.3	$439.5
Interest credited to policyholder account balances	520.9	2,248.1	2,455.5	2,560.6	2,748.7	3,104.4

Total fixed charges	$604.3	$2,517.5	$2,673.8	$2,845.9	$3,148.0	$3,543.9

Total earnings and fixed charges	$391.3	$3,018.6	$2,824.1	$2,806.9	$2,285.3	$(4,219.8)

Ratio of earnings to fixed charges(1)	NM	1.20	1.06	NM	NM	NM

Total earnings and fixed charges excluding interest credited to policyholder account balances	$(129.6)	$770.5	$368.6	$246.3	$(463.4)	$(7,324.2)

Ratio of earnings to fixed charges excluding interest credited to policyholder account balances(1)	NM	2.86	1.69	NM	NM	NM

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $213.0 million for the three months ended March 31, 2013 and $39.0 million, $862.7 million, and $7,763.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. These ratios are presented as “NM” or not meaningful.
(2)	Interest and debt issue costs include interest costs related to variable interest entities of $36.8 million for the three months ended March 31, 2013 and $106.4 million, $68.4 million, and $49.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges of 1.19, 1.04, and 1.01 for the years ended December 31, 2012, 2011, and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to policyholder account balances of 3.81, 1.69, and 1.16 for the years ended December 31, 2012, 2011, and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities for the three months ended March 31, 2013 would result in a less than 1:1 ratio.
(3)	Interest and debt issue costs excludes an $108.3 million loss related to the extinguishment of debt in 2010.